UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

Strayer Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

863236105

(CUSIP Number)

MidOcean Partners, LP
320 Park Avenue, 17th Floor
New York, NY  10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
George P. Stamas
Kirkland & Ellis LLP
655 15th Street, NW
Washington, DC 20005
(202) 879-5000

January 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ultramar Capital, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 863236105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Edward Virtue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 863236105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Associates, SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 863236105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 863236105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Existing Fund GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 863236105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 863236105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Capital Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 7 amends the Schedule 13D filed on March 26, 2001 (“Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2001 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on October 9, 2002 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on November 15, 2002 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on November 21, 2002 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on February 25, 2003 (“Amendment No. 5”), as further amended by Amendment No. 6 to Schedule 13D filed on March 4, 2003 (“Amendment No. 6”).

Item 2.	Identity and Background
This response to this item is amended as follows:

(a)           Ultramar Capital, Ltd., J. Edward Virtue, MidOcean Associates, SPC, MidOcean Partners, LP, Existing Fund GP, Ltd., MidOcean Capital Partners, L.P. and MidOcean Capital investors, L.P. (the “Reporting Persons”).

(b) The address of each of the Reporting Persons is as follows: 320 Park Avenue 17th Floor, New York, New York 10022.

(c)           MidOcean Capital Partners, L.P. is the general partner of MidOcean Capital Investors, L.P.  Existing Fund GP, Ltd., and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP.  Ultramar Capital, Ltd. Is the sole stockholder of MidOcean Associates, SPC.  J. Edward Virtue directly controls Ultramar Capital, Ltd.  MidOcean Associates is the corporate director of Existing Fund GP, Ltd; Ultramar Capital, Ltd. Is the corporate director of MidOcean Associates, SPC; and J. Edward Virtue and Graham Clempson are the directors of Ultramar Capital, Ltd.  J. Edward Virtue is the Chief Executive Officer of MidOcean Associates, SPC and Ultramar Capital, Ltd. and Graham Clempson is the Executive Vice President of Ultramar Capital, Ltd.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
This response to this item is amended as follows:

The purpose of this Amendment 7 is to report a decrease in beneficial ownership of securities of the Issuer.  As a result of certain contractual agreements between MidOcean Capital Investors, L.P. (“MidOcean”) and New Mountain, the parties may be deemed to have shared voting power over certain shares of Common Stock of the Issuer.  As a result, MidOcean may be deemed a beneficial owner of certain shares of the Issuer held by New Mountain.  However, the terms of those contractual agreements do not provide for MidOcean to control disposition of New Mountain shares and, therefore, MidOcean disclaims any beneficial ownership.

We have been informed that New Mountain Partners, L.P. (“New Mountain”) has entered into an Escrow Agreement under which New Mountain will transfer 350,000 shares of Series A Preferred Stock, convertible into 384,994 shares of Common Stock, to an escrow agent (the “Escrowed Shares”) and, as a result, will no longer have the power to vote or dispose of the Escrowed Shares.  To effectuate the transfer of Escrowed Shares to the escrow agent, MidOcean and New Mountain have entered into an Amendment and Joinder to the Shareholders’ Agreement which is attached as Exhibit 99.5 hereto.  Accordingly, the Reporting Persons may not be deemed to beneficially own the Escrowed Shares for purposes of this Schedule 13D.

If New Mountain does not receive the approvals required under the Escrow Agreement within 120 days of the date the Escrowed Shares are placed in escrow, the Escrow Agreement, the Escrowed Shares and dividends (and the associated voting and disposition rights) will revert back to New Mountain, and as a result, MidOcean will be deemed to once again to be beneficial owner of the Escrowed Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Item 7 is amended and supplemented by adding the following after Exhibit 1 in the first paragraph:
4. Amendment and Joinder to the Shareholders’ Agreement, dated as of January 14, 2004 among MidOcean Capital Investors, L.P., New Mountain Partners, L.P., and the New Mountain Strayer Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2004

ULTRAMAR CAPITAL, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC, on behalf of MidOcean Partners Segregated Portfolio

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN PARTNERS, LP

By:	MidOcean Associates, SPC, on behalf of MidOcean Partners Segregated Portfolio, as general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Chief Executive Officer

EXISTING FUND GP, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL INVESTORS, L.P.

By:	MidOcean Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: January 14 , 2004

ULTRAMAR CAPITAL, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC, on behalf of MidOcean Partners Segregated Portfolio

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN PARTNERS, LP

By:	MidOcean Associates, SPC, on behalf of MidOcean Partners Segregated Portfolio, as general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

EXISTING FUND GP, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL INVESTORS, L.P.

By:	MidOcean Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer